SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2007

AINSWORTH LUMBER CO. LTD.

(Registrant’s Name)

  Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Documents Included as Part of this Report.

No.	Document

1.	Notice of Annual General Meeting

2.	Information Circular dated April 10, 2007

3.	Proxy Materials

4.	Return Card

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

AINSWORTH LUMBER CO. LTD.

By:	/s/ Robert Allen

Robert Allen Chief Financial Officer

DOCUMENT 1
AINSWORTH LUMBER CO. LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 8, 2007
NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Ainsworth Lumber Co. Ltd. (the “Company”) will be held at 11:00 a.m. on Tuesday, May 8, 2007 at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia for the following purposes:
1.	to receive the audited financial statements of the Company for the year ended December 31, 2006 with auditor’s report thereon;

2.	to elect ten directors for the ensuing year;

3.	to appoint the auditor for the ensuing year and authorize the directors to fix the auditor’s remuneration; and

4.	to transact such other business as may properly come before the meeting or any adjournment thereof.
An information circular, proxy form and the audited consolidated financial statements of the Company for the year ended December 31, 2006 also accompany this Notice of Meeting. The information circular provides information relating to the matters to be addressed at the Meeting.
Only shareholders of record at the close of business on April 4, 2007 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by facsimile. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-9524 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.
Dated as of the 10th day of April, 2007.
BY ORDER OF THE BOARD

CATHERINE E. AINSWORTH
Chief Operating Officer and Secretary

DOCUMENT 2
AINSWORTH LUMBER CO. LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
GENERAL INFORMATION
This Information Circular is furnished to the holders (“shareholders”) of common shares of the Company (“Common Shares”) by management of Ainsworth Lumber Co. Ltd. (the “Company”) in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held on Tuesday, May 8, 2007 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.
PROXIES
Solicitation of Proxies
The enclosed proxy is solicited by and on behalf of the management of the Company. The persons named in the enclosed proxy form are directors and senior officers of the Company. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the proxy form or by completing another form of proxy. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-9524 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.
Non-Registered Holders
Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:
(a)	in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.
In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies (such as ADP Independent Investor Communications Corporation) to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.
The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.
Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.
Revocability of Proxies
A registered shareholder who has given a proxy may revoke it by a duly executed instrument in writing delivered either at the registered office of the Company at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law.
Voting of Proxies
A registered shareholder’s instructions on such shareholder’s proxy form as to the exercise of voting rights will be followed in casting such shareholder’s votes. In the absence of any instructions, the persons named by management as proxyholders in the enclosed proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.
The enclosed proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters that may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
Only the Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed April 4, 2007 (the “Record Date”) as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 14,649,140 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, persons or companies beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date, are as follows:

		Percentage of
	Number	Outstanding
Name	of Shares	Shares

Grant Forest Products Corp.	5,001,160	34.1%

1234 Holdings Ltd.(1)	3,108,188	21.2%

5678 Enterprises Ltd.(2)	2,757,186	18.8%

2468 Holdings Ltd.(3)	2,507,186	17.1%

(1)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder is owned by Catherine Ainsworth. The Common Shares owned by 1234 Holdings Ltd. are voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders. David Ainsworth also owns personally an additional 21,000 Common Shares and Catherine Ainsworth owns personally an additional 61,013 Common Shares.

(2)	98% of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth and the remainder is owned by his two sons.

(3)	95% of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth and the remainder is owned by his son and a family trust.
VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING
Under the Company’s Articles, the quorum for transaction of business at the Meeting consists of two persons present and being, or representing by proxy, shareholders holding not less than one-twentieth of the Company’s issued Common Shares. Under the Company’s Articles and the Business Corporations Act (British Columbia), a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.
APPOINTMENT OF AUDITOR
The persons named by management in the enclosed proxy form intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. Deloitte & Touche LLP has been the auditor of the Company or predecessor companies since the commencement of the financial year ended October 31, 1992.
ELECTION OF DIRECTORS
The number of directors of the Company is currently fixed at ten directors. At the Meeting, shareholders will be asked to elect ten directors. The persons named below are the ten nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of persons designated below as nominees for election as directors. The Board of Directors does not contemplate that any such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name and place of residence of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him or her; his or her present principal occupation, business or employment; the period during which he or she has served as a director; and the number of Common Shares that he or she has advised are beneficially owned by him or her, directly or indirectly, or over which control or direction is exercised, as at the Record Date.

		Date of first	Common Shares
Name, place of residence and	Present principal occupation,	appointment	beneficially owned
positions with the Company	business or employment	as director	or controlled
Brian E. Ainsworth	Executive of the Company	March 31, 1993	2,507,186	(6)
Vancouver, BC, Canada
Chairman, Chief Executive Officer and Director
D. Allen Ainsworth	Executive of the Company	March 31, 1993	2,757,186	(7)
Vancouver, BC, Canada
President and Director
Catherine E. Ainsworth(1)	Executive of the Company	March 31, 1993	61,013	(8)
Vancouver, BC, Canada
Chief Operating Officer, Secretary and Director
David Ainsworth	Director and Employee	March 31, 1993	3,129,188	(9)
Vancouver, BC, Canada	of the Company
Director
Susan Ainsworth	Director and Employee	March 31, 1993	13,636
Vancouver, BC, Canada	of the Company
Director
Douglas B. Buchanan(2)(3)(4)(5)	Managing Director and	May 26, 2005	500
North Vancouver, BC, Canada	Chief Executive
Director	Officer, BC Biomedical
	Laboratories Ltd.
	(major community-based
	clinical laboratory)
Robert A. Fairweather(2)(4)(5)	President,	May 25, 2006	3,000
West Vancouver, BC, Canada	International Financial
Director	Centre BC (non-profit
	society for the
	financial services
	sector)
K. Gordon Green(2)(3)(4)(5)	Corporate Director	April 15, 1993	8,888
Sidney, BC, Canada Director
Morley Koffman(4)	Lawyer, Koffman Kalef,	April 15, 1993	7,888
Vancouver, BC, Canada	Business Lawyers
Director
		April 15, 1993	2,000
W. Gordon Lancaster(2)(3)(4)(5)	Chief Financial Officer,
West Vancouver, BC, Canada	Ivanhoe Energy Inc. (public
Director	oil and gas company)

(1)	Member of the Disclosure Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Member of the Nominating Committee.

(6)	These shares are controlled through 2468 Holdings Ltd. See “Voting Shares and Principal Holders Thereof”.

(7)	These shares are controlled through 5678 Enterprises Ltd. See “Voting Shares and Principal Holders Thereof”.

(8)	Catherine Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd. which owns 3,108,188 Common Shares. See “Voting Shares and Principal Holders Thereof”. The Common Shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative to proceedings of the Company’s shareholders.

(9)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders. See “Voting Shares and Principal Holders Thereof”.
None of the director nominees is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:
(a)	was the subject of a cease trade or similar order (including any management cease trade order) or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after such person ceased to be a director or officer of that company, in that company being the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act as a director or officer of that company, that company became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
During the ten years preceding the date of this Information Circular, none of the director nominees has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
CORPORATE GOVERNANCE DISCLOSURE
The Canadian Securities Administrators have adopted National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Executive Compensation
Executive Compensation Summary
The following Summary Compensation Table provides a summary of compensation earned for each of the three financial years ended December 31, 2006 by the Chief Executive Officer of the Company (“CEO”), by the Chief Financial Officer of the Company (“CFO”), and by the Company’s four most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2006 and whose total salary and bonus for 2006 exceeded $150,000 (collectively, the “Named Executive Officers”). There is no individual not serving as an officer of the Company as at December 31, 2006 for whom disclosure would otherwise have to be provided.
SUMMARY COMPENSATION TABLE

						Long-term Compensation
		Annual Compensation				Awards		Payouts
						Securities	Restricted	Long-
						Under	Shares or	term
						Options/	Restricted	Incentive
				Other Annual		SARs	Share	Plan
Name and		Salary	Bonus	Compensation		Granted	Units	Payouts	All Other
Principal Position	Year	($)	($)	($)		(#)	($)	($)	Compensation
Brian E. Ainsworth	2006	Nil	Nil	564,833	(1)(2)	Nil	N/A	N/A	Nil
Chairman and CEO	2005	Nil	Nil	1,759,505	(1)(2)	Nil	N/A	N/A	Nil
	2004	Nil	Nil	1,269,950	(1)(2)	Nil	N/A	N/A	Nil
Robert Allen	2006	230,625	103,781	(2)		Nil	N/A	N/A	Nil
CFO	2005	225,519	110,000	(2)		Nil	N/A	N/A	Nil
	2004	188,000	135,000	(2)		Nil	N/A	N/A	Nil
D. Allen Ainsworth	2006	488,925	Nil	(2)		Nil	N/A	N/A	Nil
President	2005	452,596	1,254,375	(2)		Nil	N/A	N/A	Nil
	2004	412,500	793,766	(2)		Nil	N/A	N/A	Nil
Catherine E. Ainsworth	2006	453,050	Nil	(2)		Nil	N/A	N/A	Nil
Chief Operating Officer	2005	427,452	1,030,000	(2)		Nil	N/A	N/A	Nil
	2004	362,500	843,766	(2)		Nil	N/A	N/A	Nil
D. Michael Ainsworth	2006	281,875	Nil	(2)		Nil	N/A	N/A	Nil
Executive Vice-President	2005	276,586	1,150,000	(2)		Nil	N/A	N/A	Nil
	2004	250,000	650,000	(2)		Nil	N/A	N/A	Nil
Douglas I. Ainsworth	2006	281,875	Nil	(2)		Nil	N/A	N/A	Nil
Senior Vice-President,	2005	276,586	1,150,000	(2)		Nil	N/A	N/A	Nil
Marketing	2004	250,000	650,000	(2)		Nil	N/A	N/A	Nil

(1)	In 2006, represents management fees in the amount of $500,000 plus GST of $32,500 and an automobile allowance of $32,333; in 2005, represents management fees in the amount of $500,000 plus a bonus of $1,215,625 and an automobile allowance of $43,880; and in 2004, represents management fees in the amount of $500,000 plus a bonus of $737,466 and an automobile allowance of $32,484. The mentioned amounts have been paid by the Company to a company controlled by the executive officer pursuant to a management and consulting agreement between the Company and such company. See “Employment Contracts and Termination Arrangements”.

(2)	The aggregate amount of perquisites and other personal benefits, securities or property paid to the Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual cash compensation and bonus of the Named Executive Officer for the financial year.
Stock Options
The Company has an Employees’ Stock Option Plan (the “Employees’ Plan”) and a Directors’ Stock Option Plan (the “Directors’ Plan”) (collectively, the “Plans”) for employees (including executive officers) and non-employee directors, respectively. The Plans provide that the Board of Directors may grant options to purchase Common Shares on terms that the directors may determine, within the limitations of the Plans and subject to the rules of applicable regulatory authorities. The aggregate number of Common Shares reserved for issuance under each Plan is fixed at 500,000 Common Shares for the Employees’ Plan (which represents 3.4% of the currently issued and outstanding number of Common Shares) and 75,000 Common Shares for the Directors’ Plan (which represents 0.5% of the currently issued and outstanding number of Common Shares).
As at the date hereof, the total number of Common Shares (a) issued on the exercise of options granted under the Plans and (b) issuable under outstanding options granted under the Plans, and the respective percentages of the Company’s issued and outstanding Common Shares represented by such shares, were as follows:

	Common Shares Issued	Common Shares Issuable
	Upon Exercise of Options	Under Outstanding Options
Employees’ Plan	9,800 (0.1%)	Nil (0%)
Directors’ Plan	Nil (0%)	Nil (0%)
Accordingly, 490,200 Common Shares remain issuable pursuant to options that may be granted under the Employees’ Plan and all 75,000 Common Shares remain issuable pursuant to options that may be granted under the Directors’ Plan.
The Employees’ Plan and the Directors’ Plan contain the following provisions:
•	The exercise price for an option granted under the Plans will be determined by the Board of Directors but may not be less than the closing price of the Common Shares on the stock exchange on which the Common Shares principally traded on the day immediately preceding the date of grant;

•	The term of each option is five years;

•	The options are exercisable as to 20% of the optioned shares on the date of grant and as to a further 20% of the optioned shares on each of the first, second, third and fourth anniversaries following the date of grant;

•	An option is subject to earlier termination in the event the optionee ceases to be a director or employee of the Company by reason of death or termination of directorship or employment. In the case of the Employees’ Plan, if an optionee ceases to be an employee of the Company or any of its subsidiaries for any reason (other than death) or receives notice of termination of such employment, then any outstanding vested option held by the optionee would earlier terminate on the earlier of 30 days after cessation of employment and 30 days after any notice of termination of employment (with the mentioned 30-day periods being extendable for up to one year in the discretion of the Board of Directors), provided that if the optionee continues to be a director of the Company or any of its subsidiaries, the option would earlier terminate 30 days after the optionee ceases to be a director. In the case of the Directors’ Plan, if an optionee ceases to be a director of the Company for any reason (other than death), then any outstanding vested option held by the optionee would earlier terminate 30 days after the optionee ceases to be a director. In the event of death, options granted under either Plan would earlier terminate on such date specified in the optionee’s option agreement which may be up to one year after death;

•	Options granted under the Plans are not assignable, except by will or the laws of descent and distribution; and

•	The Board of Directors of the Company may make amendments to the Plans, subject to any necessary shareholder and regulatory approvals. Amendments to a Plan which would require such approvals include any amendment to the Plan which would materially increase the benefits under the Plan, materially increase the number Common Shares issuable under the Plan, or materially modify the requirements as to eligibility for participation in the Plan.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares pursuant to the exercise of options granted under the Plans. The Plans do not contain any provisions for options to be transformed into stock appreciation rights.
During the financial year ended December 31, 2006, no stock options were granted to or exercised by the Named Executive Officers. As at December 31, 2006, the Named Executive Officers did not hold any outstanding stock options.
Employee Participation Share Plan
An aggregate of 1,500,000 Class B Common Shares are authorized for issuance under the Employee Participation Plan (the “EPSP”). The EPSP provides that the Board of Directors may permit designated directors and senior employees of the Company and its subsidiaries to acquire Class B Common Shares on the terms set forth in the EPSP. The Class B Common Shares may be issued in series under the EPSP and 1,500,000 Common Shares (which represents 10.2% of the currently issued and outstanding Common Shares) were originally reserved for issuance to provide for the conversion of the Class B Common Shares into Common Shares.
The EPSP provides that each series of Class B Common Shares will be exchanged automatically on a date fixed by the Board of Directors for that number of Common Shares of the Company which has value on the date of exchange equal to the amount of any increase in the value from the date fixed by resolution of the Board of Directors when authorizing the issuance of the Class B Common Shares of an equal number of Common Shares; if there is no such increase in value, then the number of Common Shares to be exchanged for Class B Common Shares on the date of exchange is equal to the number obtained by dividing the aggregate price paid for the Class B Common Shares by the fair market value of a Common Share on the date of exchange. In the event of termination of the employment and offices of a holder of Class B Common Shares, the date of exchange will be accelerated and the number of “vested” shares held is subject to reduction. Class B Common Shares issued pursuant to the EPSP may be redeemed by the Company at any time upon payment of the amount paid up and any declared but unpaid dividends.
As at the date hereof, the total number of Common Shares (a) issued on the exchange of Class B Common Shares granted under the EPSP and (b) issuable on the exchange of outstanding Class B Common Shares granted under the EPSP, and the respective percentages of the Company’s issued and outstanding Common Shares represented by such shares, were as follows:

Common Shares issued on exchange	Common Shares issuable on exchange of
of Class B Common Shares	outstanding Class B Common Shares
115,264 (0.8%)	Nil (0%)
During the financial year ended December 31, 2006, no Named Executive Officers were issued or held Class B Common Shares under the EPSP.
Pension Benefits
Retirement benefits for the executive officers of the Company are provided under the Company’s pension plan (the “Pension Plan”) for all salaried employees. The Pension Plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings (“YMPE”) plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 2006 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits received or other offset amounts.
The Company did not pay any pension benefits in the financial year ended December 31, 2006 to the Named Executive Officers.

The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

	Credited years	Estimated annual
	of service to	benefit at
	December 31,	December 31,	Years of credited	Estimated annual
	2006	2006	service to age 65	benefit at age 65
Brian E. Ainsworth	47	$99,222	48	$106,852
Robert Allen	3	$6,685	19	$41,481
D. Allen Ainsworth	47	$98,167	47	$98,167
Catherine E. Ainsworth	27	$56,120	43	$96,111
D. Michael Ainsworth	18	$38,000	39	$87,407
Douglas I. Ainsworth	18	$38,000	41	$90,741
Employment Contracts and Termination Arrangements
On April 25, 1989, the Company entered into a management and consulting agreement with 2468 Holdings Ltd. (“2468 Holdings”), a company controlled by Brian Ainsworth, Chairman and CEO of the Company. The management and administrative services under the agreement are to be performed by Brian Ainsworth or such other individual as the Company and 2468 Holdings determine from time to time. See “Voting Shares and Principal Holders Thereof”. In consideration for the services, the Company is to pay 2468 Holdings an annual fee, currently $500,000, plus such annual bonus as may be determined by the Compensation Committee of the Board of Directors. The agreement is for an indefinite term, subject to the right of either party to terminate the agreement in accordance with its provisions. 2468 Holdings may terminate the agreement on 30 days’ written notice to the Company. The Company may terminate the agreement at any time for cause. The Company may also terminate the agreement at any time without cause by payment of a cancellation payment equal to two times the annual fee for the year in which the termination occurs plus two times the last bonus payable prior to the termination. In any event, the agreement is to terminate upon the death of Brian Ainsworth, unless 2468 Holdings is able to provide a replacement representative acceptable to the Company.
Report on Executive Compensation
     Composition of the Compensation Committee
A Compensation Committee of the Board of Directors (the “Committee”) oversees the Company’s compensation policies for executive officers as approved by the Board of Directors. The following directors (all of whom are independent directors within the meaning of NI 58-101) served as members of the Committee during the year ended December 31, 2006:
Douglas B. Buchanan
K. Gordon Green, Chairman
W. Gordon Lancaster
     Policy of the Compensation Committee
Pursuant to its charter, the Committee has the responsibility of ensuring that the Company’s compensation practices and standards remain fully market competitive. The Company seeks to motivate performance by directly linking annual incentive compensation to the Company’s financial performance. Pursuant to its mandate, the Committee monitors and makes recommendations to the Board with respect to the total compensation (including direct salary and annual bonus as well as any long-term stock-related incentives and pension plans) paid to each executive officer, taking into consideration the Company’s financial performance and industry standards. It also reviews, as long as the Ainsworth family as a group controls at least 50% of the voting shares of the Company, the total compensation paid to any member of the Ainsworth family who is not an executive officer but whose aggregate annual compensation exceeds $100,000.
     Elements of Executive Compensation
There are seven executive officers of the Company, six of whom are directly or indirectly major shareholders of the Company (the ‘Shareholder Executives’). The Company’s principal means of compensating all executives is through cash compensation by way of base salaries and annual incentives. Long-term incentive plans such as stock options, SARs, special or “executive” pension plans and securities purchase programs are not considered appropriate given the current share ownership.
Historically, the six Shareholder Executives have elected to be compensated collectively in two tiers rather than individually. The first tier (‘Tier 1’) includes the Chairman and Chief Executive Officer, the President, and the Chief Operating Officer. The base salary of each of these executives is established at a level competitive with his or her comparable position in industry. The second group (‘Tier 2’) includes the Executive Vice-President, the Senior Vice-President, Marketing and the Senior Vice-President, Timberlands and Specialty Plywood. The base salary of each Tier 2 executive is identical with the base salary of each of the other two Tier 2 executives. The aggregate base salaries of the three Tier 2 positions are maintained at a level competitive with the aggregate base salaries of the comparable industry positions.
The Company has an executive bonus plan (the ‘Plan’) for the Shareholder Executives. The Plan is driven entirely by Company financial performance. Under the Plan, budgeted EBITDA as approved each year by the Board is designated as the target against which subsequent performance will be measured. The target aggregate bonus level for the Shareholder Executives is set annually to reflect industry conditions. The actual bonus paid in any year will vary with reported EBITDA as compared to budgeted EBITDA for the year, subject to a minimum and maximum payout and subject to a defined minimum amount of free cash flow.
In 2006 the Company’s reported EBITDA was $49.7 million. Because of rapidly deteriorating industry conditions, this EBITDA amount was well below the minimum threshold for payout. As a result, no bonus has been paid to the Shareholder Executives for 2006.
In 2006 the Committee retained the services of Mercer Human Resource Consulting, an independent consulting firm, to assist it in determining the appropriate 2006 compensation levels of its seven executive officers, including each of the Shareholder Executives within the two tiers. During the year Mercer also advised the Committee on appropriate levels of Director compensation. The fees paid to Mercer in 2006 for these services totalled $22,500.
With respect to 2006 total direct compensation levels, a comparator group was compiled consisting of other comparable publicly-traded companies in the forest products and natural resource industries. Total direct compensation was defined as base salaries, annual bonuses, and the expected value of long-term incentives, as applicable. Due to the absence of any bonus payments, the competitive assessment performed by Mercer indicated that while base salaries were in line with the market, aggregate total direct compensation paid to the Shareholder Executives in 2006 fell materially below the median of the comparator group.
     CEO’s Compensation
The Chief Executive Officer’s compensation in fiscal 2006 was determined using the criteria described in the preceding section. The annual fee paid to 2468 Holdings Ltd. in respect of services provided to the Company by Brian Ainsworth, Chief Executive Officer, in the form of base salary was $500,000. There was no fee paid in the form of annual incentive bonus. Total direct compensation of $500,000 is below the market as defined above.
This report is submitted on behalf of the Compensation Committee of the Board.
Douglas B. Buchanan
K. Gordon Green, Chairman
W. Gordon Lancaster

Share Performance
The following graph compares the cumulative total shareholder return for $100 invested in common shares of the Company from December 31, 2001 to December 31, 2006 with the cumulative total return of the S&P/TSX Composite Index (TSE 300 Index prior to 2002), assuming reinvestment of dividends.

	Dec. 31/01	Dec. 31/02	Dec. 31/03	Dec. 31/04	Dec. 31/05	Dec. 31/06
Ainsworth Lumber Co. Ltd.	$100	$75.27	$264.09	$550.26	$549.11	$227.08
S&P/TSX Composite Index	$100	$87.56	$110.96	$127.03`	$157.68	$184.89
Compensation of Directors
Directors’ Fees
During the year ended December 31, 2006, non-employee, non-related directors of the Company were paid a retainer fee of $20,000 per year and a meeting attendance fee of $2,000 per directors’ meeting attended. In connection with participation on Board committees, non-employee directors were paid a retainer fee of $4,000 for membership on each board committee, a meeting attendance fee of $2,000 per committee meeting attended and non-employee directors acting as chair of Board committees also earned $2,000 per year for each such committee chaired. A total of $366,000 was earned by the non-employee directors as a group for this period in respect of all such fees. The non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at Board and committee meetings.
Stock Options
The Company has the Directors’ Plan for its non-employee directors. The terms of the Directors’ Plan are described under “Compensation of Executive Officers and Directors—Stock Options”. During the financial year ended December 31, 2006, no stock options were granted to or exercised by the Company’s non-employee directors. As at December 31, 2006, non-employee directors of the Company did not hold any outstanding stock options.
Employee Participation Share Plan
The non-employee directors of the Company are also eligible to participate in the EPSP described under “Compensation of Executive Officers and Directors—Employee Participation Share Plan”.

During the financial year ended December 31, 2006, no non-employee directors of the Company were issued or held Class B Common Shares under the EPSP.
SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS
The following table sets out information as at December 31, 2006 on the Company’s equity compensation plans under which Common Shares are authorized for issuance.
EQUITY COMPENSATION PLAN INFORMATION

Number of securities
	Number of		remaining available
	Securities to be		for future issuance
	issued upon	Weighted average	under equity
	exercise of	exercise price of	compensation plans
	outstanding	outstanding	(excluding
	options, warrants	options, warrants	securities reflected
	and rights	and rights	in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (1)	Nil	N/A	565,200	(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil	N/A	565,200

(1)	The information shown relates to the Employees’ Plan and the Directors’ Plan. See “Compensation of Executive Officers and Directors—Stock Options”. With respect to the EPSP also approved by securityholders, a total of 447,500 Class B Common Shares have been issued, none of which are presently outstanding. Accordingly, 1,052,500 Class B Common Shares remain available for future issuance under the EPSP. The number of Common Shares issuable upon exchange of any such Class B Common Shares is based on the formula under the EPSP and is not determinable until the applicable exchange date for any such Class B Common Shares. To date, a total of 115,264 Common Shares have been issued in exchange for Class B Common Shares issued under the EPSP. Accordingly, 1,384,736 Common Shares (of the original reserve of 1,500,000 Common Shares) remain reserved for issuance in exchange for Class B Common Shares that may be issued under the EPSP. See “Compensation of Executive Officers and Directors—Employee Participation Share Plan”.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2006 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS
Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgement on such matter.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com.
Normal Course Issuer Bid
As disclosed in the Company’s information circular dated April 24, 2006 for the 2006 annual general meeting, the Company commenced a normal course issuer bid for up to 732,457 Common Shares of the Company on October 24, 2005. The Company did not purchase any Common Shares under the normal course issuer bid before the bid expired on October 23, 2006.
Financial Information
Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2006 which are available on SEDAR and may also be obtained by sending a written request to the Secretary of the Company at the Company’s head office located at Suite 3194, 1055 Dunsmuir Street, Bentall 4, P.O. Box 49307, Vancouver, British Columbia, Canada V7X 1L3.
Audit Committee Disclosure
Pursuant to Multilateral Instrument 52-110 on “Audit Committees” adopted by various Canadian securities regulatory authorities, disclosure relating to the Company’s Audit Committee is contained in the Company’s Annual Report on Form 20-F dated March 30, 2007 (the “Form 20-F”) for the financial year ended December 31, 2006 which was filed on SEDAR as the Company’s Annual Information Form on March 30, 2007. See the following items from the Form 20-F for disclosure relating to the Company’s Audit Committee:
•	Item 6(A) Directors, Senior Management and Employees—Directors and Senior Management.

•	Item 6(C) Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors—Audit Committee.

•	Item 16 Audit Committee Financial Expert; Code of Ethics; Accountant Fees and Services.

•	Exhibit 15.1 Audit Committee Charter (incorporated by reference to the Company’s Annual Report on Form 20-F dated March 31, 2006 for the financial year ended December 31, 2005 which was filed on SEDAR as the Company’s Annual Information Form on March 31, 2006).
DATED as of the 10th day of April, 2007.
BY ORDER OF THE BOARD

CATHERINE E. AINSWORTH
Chief Operating Officer and Secretary

APPENDIX A
AINSWORTH LUMBER CO. LTD.
(the “Company”)
CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS

Board of Directors

Disclose the identity of directors who are independent	Douglas B. Buchanan Robert A. Fairweather K. Gordon Green W. Gordon Lancaster

Disclose the identity of directors who are not independent, and describe the basis for that determination	Brian E. Ainsworth
D. Allen Ainsworth
Catherine E. Ainsworth
David Ainsworth
Susan Ainsworth
Morley Koffman

Brian Ainsworth, Allen Ainsworth and Catherine Ainsworth are not independent directors because each of them is an executive officer of the Company. David Ainsworth and Susan Ainsworth are not independent directors as they are the parents of Brian Ainsworth, Allen Ainsworth and Catherine Ainsworth. Morley Koffman may not be considered an independent director because he is a lawyer at a law firm that provides legal services to the Company.

Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent. If the majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.
The Board is currently composed of ten directors, a majority of whom are not independent as defined in NI 58-101. In order to facilitate its exercise of independent judgement in carrying out its responsibilities, the Board has provided for its Audit Committee, Compensation Committee and Nominating Committee to be composed solely of independent directors and for its Corporate Governance Committee to be composed of at least three independent directors (or a majority of independent directors if there are six or more members). The independent directors and Morley Koffman meet regularly without the attendance of the other directors.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer	Robert A. Fairweather — Tech Solutions Capital Corp. Morley Koffman — Lions Gate Entertainment Corp.

DISCLOSURE REQUIREMENTS	COMMENTS

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors
The independent directors and non-management directors hold separate meetings regularly. During the year ended December 31, 2006, there were 3 meetings of the independent directors and non-management directors.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors
Brian E. Ainsworth is the Chairman of the Board and is not an independent director. The Board does not have a “lead director”. In respect of meetings of independent directors, the Board instructs one of the members to relay decisions made at the meeting to the Chairman of the Company.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	The attendance record of each director for all Board meetings held in 2006 was as follows:

Brian E. Ainsworth	5 of 5 meetings
D. Allen Ainsworth	5 of 5 meetings
Catherine E. Ainsworth	5 of 5 meetings
David Ainsworth	5 of 5 meetings
Susan Ainsworth	5 of 5 meetings
Ron B. Anderson(1)	2 of 2 meetings
Douglas B. Buchanan	5 of 5 meetings
Robert A. Fairweather(2)	3 of 3 meetings
K. Gordon Green	5 of 5 meetings
Morley Koffman	5 of 5 meetings
W. Gordon Lancaster	5 of 5 meetings

(1) Mr. Anderson ceased to be a director on May 25, 2006.
(2) Mr. Fairweather became a director on May 25, 006.

Board Mandate

Disclose the text of the board’s written mandate	The Board’s written mandate is set out in Appendix B to this Information Circular.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has not developed written position descriptions for the chair and the chair of each board committee. The Chairman of the Board and the chair of each committee convene and chair regular meetings of the Board and of committees, respectively. When the Chairman of the Board or chair of each committee deems it necessary or when requested by another member, special meetings of the Board or of the committee, as the case may be, are convened. Each of the Chairman of the Board and the chair of each committee is responsible for ensuring proper minutes are kept of each meeting and circulating minutes to other members of the Board or committee for approval.

DISCLOSURE REQUIREMENTS	COMMENTS

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities
Further to the recently adopted Board of Directors Mandate, the Board and CEO will be developing a written position description for the CEO. The CEO is generally charged with leading the Company’s senior officers in the development and execution of the Company’s strategy.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)       the role of the board, its committees and its
           directors; and

(ii)     the nature and operation of the issuer’s
          business
Orientation of new Board members is conducted through meetings by any new Board member with the CEO, CFO, Executive Vice-President and other long-standing Board members to assist new directors in learning about the Company’s plans and key assets and about the industry in which the Company is involved.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors
Directors are invited to meet with senior officers of the Company to discuss areas of operation or concern and, periodically, the Board as a whole visits various company plants around North America.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)      disclose how a person or company may obtain
           a copy of the code;

(ii)     describe how the board monitors compliance
           with its code, or if the board does not monitor
           compliance, explain whether and how the
           board satisfies itself regarding compliance
           with its code; and

(iii)    provide a cross-reference to any material
           change report filed since the beginning of
           the issuer’s most recently completed financial
           year that pertains to any conduct of a
           director or executive officer that constitutes
           a departure from the code.
The Board has adopted a written Code of Business Conduct and Ethics for the directors, officers and employees of the Company (the “Code of Conduct”), as well as a Code of Ethics for President, Chief Executive Officer and Senior Officers Concerning Financial Disclosures (together the “Codes”).

A copy of the Codes is available on SEDAR and may also be obtained by sending a written request to the Secretary of the Company at the Company’s head office located at Suite 3194, 1055 Dunsmuir Street, Bentall 4, P.O. Box 49307, Vancouver, British Columbia, Canada V7X 1L3.

The Board’s Corporate Governance Committee is responsible for reviewing and recommending changes to the Board of the Codes and is to consider any requests for waivers from the Codes.

DISCLOSURE REQUIREMENTS	COMMENTS

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest
Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct	The Board has established a “whistle blower procedure” described in the Code of Conduct and has appointed a person totally independent of the Company as the “Whistleblower Officer” who advises the Chairman of the Audit Committee of any potential problem.

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination	The Board has a Nominating Committee which is charged with identifying individuals qualified to become members of the Board and with selecting, or recommending that the Board select, the director nominees for the next annual general meeting of shareholders.

Disclose whether or not the board has a nominating committee composed entirely of independent directors	The Nominating Committee is composed entirely of independent directors.

DISCLOSURE REQUIREMENTS	COMMENTS

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee	A Nominating Committee Charter sets out the responsibilities, powers and operation of the Nominating Committee, the principal ones being:
(a)	in making its recommendations to the Board regarding director nominees, the Committee is to consider:
(i)	the appropriate size of the Board,

(ii)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess,

(iii)	the competencies and skills that the Board considers each existing director to possess,

(iv)	the competencies and skills each new nominee will bring to the Board, and

(v)	whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company;
(b)	to develop qualification criteria for Board members for recommendation to the Board in accordance with NP 58-101 and to be involved in assigning Board members to the various committees of the Board;

(c)	to have the sole authority to retain and terminate any search firm to be used to identify director candidates and to have authority to approve the search firm’s fees and other retention terms, as well as to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties;

(d)	to be involved in overseeing the evaluation of the Board and of the Company and make recommendations to the Board as appropriate;

(e)	to report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board; and

(f)	to review annually or more often if appropriate: (i) Committee members’ qualifications and requirements, (ii) Committee structure (including authority to delegate) and (iii) Committee performance (including reporting to the Board), and to make recommendations to the Board, as appropriate, based on its review.

Compensation

Describe the process by which the board determines compensation for the issuer’s directors and officers	The Board has a Compensation Committee which monitors and makes recommendations to the Board in respect of total compensation paid by the Company to its executive officers. As long as the Company is a reporting issuer in the United States and/or Canada, the Committee is to review annually the total compensation (including direct salary and annual bonus as well as long term stock-related incentives and pension plans) paid to each executive officer, and is to also review, as long as the Ainsworth family as a group shall control at least 50% of the voting shares of the Company, the total compensation paid to any member of the Ainsworth family who is not an executive officer but whose aggregate annual compensation exceeds $100,000.

DISCLOSURE REQUIREMENTS	COMMENTS

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation
The Compensation Committee is composed entirely of independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee	A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:
(a)	to review and consider corporate goals and objectives relevant to compensation for all executive officers, evaluate the performance of each executive officer in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the level of compensation for the executive officers based on this evaluation;

(b)	to review, and recommend to the Board for its approval (i) the Report on Executive Compensation required to be included in the Company’s annual Information Circular; (ii) any proposed material amendments to the Company’s pension plans, including plan design and benefit improvements; and (iii) any severance or similar termination payments proposed to be made to any current or former executive officer;

(c)	to review annually, and submit to the Board for its approval, the compensation to be paid to members of the Board as directors, in light of director compensation guidelines established by the Board;

(d)	to report to the Board on significant matters arising at Compensation Committee meetings at the next scheduled meeting of the Board; and

(e)	to have the authority to conduct any investigation appropriate to fulfilling the Compensation Committee’s responsibilities and, after discussion with the Board, to have the ability to retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

If the compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
In 2006 the Committee retained the services of Mercer Human Resource Consulting, an independent consulting firm, to assist it in determining the appropriate 2006 compensation levels of its seven executive officers, including each of the Shareholder Executives within Tier 1 and Tier 2. During the year Mercer also advised the Committee on appropriate levels of Director compensation. See “Report on Executive Compensation” in the Information Circular for meaning of capitalized terms and further information.

DISCLOSURE REQUIREMENTS	COMMENTS

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board also has a standing Corporate Governance Committee to provide assistance to the Board in fulfilling its responsibility to the shareholders, potential shareholders and the investment community by developing and recommending to the Board corporate governance principles applicable to the Company.

The Committee is to be comprised of three or more directors, three of whom (or, if there are six or more members of the Committee, a majority of whom) are to be independent directors.

A Corporate Governance Committee Charter sets out the responsibilities, powers and operation of the Corporate Governance Committee, the principal ones being:
(a)	to review and reassess at least annually the adequacy of the Company’s corporate governance procedures and recommend any proposed changes to the Board for approval, to review and reassess the adequacy of its Charter annually and recommend any proposed changes to the Board for approval, and to annually review its own performance.

(b)	to review and recommend changes to the Board of the Company’s Code of Conduct and to consider any requests for waivers from the Company’s Code of Conduct;

(c)	to review annually or more often if appropriate: (i) Committee members’ qualifications and requirements, (ii) Committee structure (including authority to delegate) and (iii) Committee performance (including reporting to the Board), and to make recommendations to the Board, as appropriate, based on its review; and

(d)	to receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, which is to be discussed with the full Board following the end of each fiscal year.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively
The Corporate Governance Committee circulates annually an evaluation questionnaire that each director is required to complete. This questionnaire questions and assesses the operations of committees and the effectiveness of the operation of the Board itself.

APPENDIX B
AINSWORTH LUMBER CO. LTD.
BOARD OF DIRECTORS MANDATE
1.	GENERAL
1.1	The directors of the Company are responsible for managing the business and affairs of Ainsworth Lumber Co. Ltd. (the “Company”) and, in doing so, must act honestly and in good faith with a view to the best interests of the Company.

1.2	The Board’s mandate includes approving long-term goals and objectives for the Company, ensuring the plans and strategies necessary to achieve those objectives are in place, and supervising senior management who are responsible for the implementation of long-term strategies and day-to-day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

1.3	The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Corporate Governance Committee and the Compensation Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.
2.	SPECIFIC RESPONSIBILITIES
Specific responsibilities of the Board include the following:
Board Organization
2.1	The Board takes into account recommendations of the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval of its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation. If the Chair of the Board is not an independent director, the independent directors of the Board may designate an independent director to be the lead director. The Board is responsible for determining the roles and responsibilities of the Chair or, if applicable, lead director. The Board shall annually evaluate the effectiveness of the Chair or, if applicable, lead director.

2.2	The Board may delegate to Board committees matters that the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

2.3	The Board shall develop written position descriptions for the Chair of the Board and the Chair of each Board committee.

2.4	The Board is responsible for ensuring that measures are taken to orient new directors regarding the role of the Board, its committees and its directors and the nature and operation of the Company’s business. The Board is also responsible for ensuring that measures are taken to provide continuing education for its directors to ensure that they maintain the skill and knowledge necessary to meet their obligations as directors.

2.5	The Board shall annually review the performance of the Board and its committees against their respective charters and mandates and disclose the process in all applicable public documents. The Board shall also annually evaluate the performance of individual directors and the performance of the Chair against the position description for the Chair.
Management
2.6	The Board is responsible for approving the appointment of the officers of the Company. The Board, together with the Chief Executive Officer of the Company, shall develop a written position description for the Chief Executive Officer.

2.7	The Board approves the compensation of officers and reviews and approves the Company’s incentive compensation plans. In doing so, the Board takes into account the advice of the Compensation Committee.

2.8	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

2.9	The Board ensures that adequate plans are in place for management development and succession.

2.10	The Board assumes a more direct role in managing the business and affairs of the Company during any period of crisis or emergency.
Strategic Planning
2.11	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the goals and objectives of the Company.

2.12	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach its goals.

2.13	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

2.14	The Board will consider alternative strategies in response to possible change of control transactions or takeover bids with a view to maximizing value for all shareholders.
Monitoring of Financial Performance and Other Financial Matters
2.15	The Board is responsible for enhancing the alignment of shareholder expectations, Company plans and management performance.

2.16	The Board is responsible for:
(a)	adopting processes for monitoring the Company’s progress toward its strategic and operational goals and revising its direction to management in light of changing circumstances affecting the Company; and

(b)	taking action when Company performance falls short of its goals or when other special circumstances warrant.
2.17	Directly and through the Audit Committee, the Board assesses the integrity of internal control over financial reporting and management information systems.

2.18	The Board reviews and approves capital, operating and research and development expenditures including any budgets associated with such expenditures.

2.19	The Board is responsible for approving the annual audited financial statements and, if required by applicable securities legislation, the interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements. The Board may delegate responsibility for approving interim financial statements to the Audit Committee.

2.20	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business, including material investments, acquisitions and dispositions of material capital assets, material capital expenditures, material joint ventures, and any other major initiatives outside the scope of approved budgets.

2.21	The Board approves those matters that are required under the Company’s governing statute to be approved by the directors of the Company, including the issuance, purchase and redemption of securities and the declaration and payment of any dividends.
Risk Management
2.22	The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

2.23	The Board monitors the conduct of the Company and ensures that it complies with applicable legal and regulatory requirements.
Policies and Procedures
2.24	The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Company is operated and approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations. The Board is responsible for adopting a written code of ethical business conduct for the directors, officers and employees of the Company and is responsible for establishing procedures to monitor compliance with the code and to encourage and promote a culture of ethical business conduct.

2.25	The Board is responsible for taking steps to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

2.26	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.
Communications and Reporting
2.27	The Board is responsible for approving a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

2.28	The Board is responsible for ensuring appropriate policies and processes are in place to ensure the Company’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

DOCUMENT 3

Ainsworth

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON

Holder Account Number

C9999999999 I ND

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Form of Proxy - Annual General Meeting to be held on May 8, 2007

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted to Computershare must be received by Computershare by 11:00 a.m., Pacific Time, on May 6, 2007 (48 hours prior to the meeting).

ANSQ_PRX_24441/000001/000001/i

SAM SAMPLE C9999999999

IND C01

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Ainsworth Lumber Co. Ltd. (the "Company") hereby appoint(s): D. Allen Ainsworth (President and Director), or failing this person, Brian E. Ainsworth (Chairman and Director), or failing this person, Catherine E. Ainsworth (Chief Operating Officer and Director),

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Ainsworth Lumber Co. Ltd. to be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Tuesday, May 8, 2007 at 11 a.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Brian E. Ainsworth	☐	☐	02. D. Allen Ainsworth	☐	☐	03. Catherine E. Ainsworth	☐	☐
04. David Ainsworth	☐	☐	05. Susan Ainsworth	☐	☐	06. Douglas B. Buchanan	☐	☐
07. Robert A. Fairweather	☐	☐	08. K. Gordon Green	☐	☐	09. Morley Koffman	☐	☐
10. W. Gordon Lancaster	☐	☐						

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2. Appointment of Auditors

	For	Withhold
Appointment of Deloitte & Touche LLP as Auditor for the ensuing year and authorizing the Directors to fix the Auditor's remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

99999 024441 1PI AR0 ANSQ

DOCUMENT 4
AINSWORTH LUMBER CO. LTD.
Request for Annual and Interim Financial Statements
In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Company may elect annually to receive annual and interim corporate mailings, including annual financial statements and MD&A and interim financial statements and MD&A of the Company, if they so request. These documents will be available on SEDAR at www.sedar.com when filed. If you wish to also receive copies of such documents by mail, please complete and return this form to:
Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
[Please check applicable box(es).]
☐	I wish to receive annual financial statements and MD&A of the Company for the financial year ending December 31, 2007.

☐	I wish to receive interim financial statements and MD&A of the Company for the quarters ending March 31, 2007, June 30, 2007, September 30, 2007 and March 31, 2008.

NAME:

ADDRESS:

POSTAL CODE:
I confirm that I am one of the following [please check applicable box]:
☐	a REGISTERED owner of Common Shares of the Company holding the shares directly in my own name; or

☐	a BENEFICIAL owner of Common Shares of the Company holding the shares through a brokerage firm or other financial institution.
SIGNATURE OF
SHAREHOLDER: ___________________________________________________ DATE: _______________
CUSIP:      007629 10 8
SCRIP COMPANY CODE:      ANSQ